Exhibit 99.1

Baozun Deepens Strategic Partnership with Cainiao

BEIJING, China, July 22, 2021 — Baozun Inc. (NASDAQ: BZUN and HKEX: 9991) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, announced today that Baozun and its wholly-owned subsidiary, Baotong Inc. (“Baotong”) have signed a letter of intent (“LOI”) with Cainiao for its equity investment (“Investment”) in Baotong, Baozun’s warehousing and fulfillment solution subsidiary. Baozun, Baotong and Cainiao have also entered into a Letter of Intent of Business Cooperation Agreement (“LOI of BCA”) to further explore and develop brand e-commerce opportunities.

The Company believes Cainiao’s Investment in Baotong will help the Company to accelerate its pace to capture growing opportunities in China’s e-commerce industry. The completion of the Investment will enable the Company to leverage Cainiao’s national logistics expertise and technology to greatly improve its cost structure and enrich its service portfolio.

Concurrently, Baozun, Baotong and Cainiao have entered into the LOI of BCA, pursuant to which the parties will cooperate to develop competitive solutions in customized, high-value and digitalized logistics services. Baotong may also provide operational and technological management and consulting services, to Cainiao’s broader customer base.

Except for the provisions regarding exclusivity, confidentiality, expenses, public disclosure, governing law and dispute resolution, the LOI and LOI of BCA are not legally binding on the parties. The completion of the proposed transaction under the LOI is subject to negotiations among the parties regarding the signing of definitive agreements and the fulfilling of customary closing conditions contained therein.

About Baozun Inc.

Baozun Inc. is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment. For more information, please visit http://ir.baozun.com.

About Cainiao

Cainiao, founded in May 2013, is a global industrial internet company committed to creating customer value. With scientific and technological innovation as its core, it has been a pioneer in the areas of community services, global logistics, and smart supply chain. Cainiao has set up a leading global logistics network dedicated to providing consumers and businesses with affordable and high-quality services.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance,” “going forward,” “outlook” and similar statements. Statements that are not historical facts, including quotes from management in this announcement, statements about the Company’s strategies and goals and consummation or benefits of planned transactions, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage its operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission and the Company’s announcements, notice or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date of this press release and is based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under the applicable law.

For investor and media inquiries, please contact:

Baozun Inc.:

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@christensenir.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com